Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total signs an agreement to take a stake in Plataforma Deltana Block 4 in Venezuela

Paris January 17, 2005 — Total has signed an agreement with the Norwegian company Statoil to take a 49% stake in the Plataforma Deltana Block 4 licence, offshore to the northwest of the Orinoco Delta in Venezuela. This agreement is subject to the approval of the Ministry of Energy and Petroleum of the Venezuelan Bolivarian Republic.

The license covers an area of approximately 1,400 square kilometres in water depths varying from 200 to 800 metres. It is situated in a major prospective offshore gas area where several significant discoveries have already been made. The minimum exploration program calls for the drilling of three wells with the first well, Ballena-1X, ongoing.

This latest agreement is in line with Total’s strategy of development in Venezuela. The Group is one of the largest foreign investors with a participation of 47% in the Sincor project, in partnership with PDVSA and Statoil, producing and upgrading more than 200 000 barrels per day of extra heavy oil from the Orinoco belt. Total also produces around 30,000 barrels of light oil per day from the Jusepin field as well as close to 100 million cubic feet of gas per day from the Yucal Placer field.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com